Via EDGAR (Correspondence)

February 20, 2008

Mr. Perry Hindin

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re: Affiliated Managers Group, Inc.

Definitive 14A

Filed on April 27, 2007

File No. 001-13459

Dear Mr. Hindin:

This letter sets forth the response of Affiliated Managers Group, Inc., a Delaware corporation (the “Company” or “we”), to the further comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to our response letter dated October 26, 2007 (the “Response Letter”), as set forth in the Staff’s letter of January 14, 2008 (the “Comment Letter”) regarding the above-referenced proxy statement.

I would first like to thank you for speaking with me on Thursday, February 7, 2008 regarding our delayed receipt of the Comment Letter, which was post marked February 4, 2008 and received on February 6, 2008, and your willingness to permit us to respond in a timely fashion under these circumstances.  I also very much appreciated the opportunity to discuss the Staff’s comments and our Company’s approach to compensation; the insights you shared on these disclosure matters and our proposed responses were very helpful.

For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.

1.                                       We note your response to comment numbers 1, 2 and 6 through 10.  Please confirm that you will include such disclosure in future filings.

RESPONSE:                                We confirm that we will include such disclosure in our future filings.

2.                                       We reissue prior comment 4.  We do not see a quantitative discussion of the targets.  Please confirm you will disclose both past and current year targets in your future filings, e.g., the Cash Earnings target for both your 2007 and 2008 fiscal years.  To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion.   Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

RESPONSE:                                In our Response Letter, we observed that the Compensation Committee annually develops a baseline Cash Earnings growth target for purposes of funding a pool from which performance-based compensation can be paid.  The target is designed to be consistent with the Committee’s growth expectations and objective that shareholders realize appropriate growth returns.  In 2006, the Compensation Committee determined a baseline target of growth in Cash Earnings of 15% (please see the Response Letter for the specific factors that influenced recent growth rates in making such adjustments) that would fund the bonus pool at a threshold level.  Beyond that baseline growth target, as higher levels of Cash Earnings were achieved, the pool for possible bonuses also increased.  In 2006, consistent with our growth in Cash Earnings, $23.5 million was available for the potential payment of bonuses to participants in the program.

Please note that, as we discussed in our conversation on February 7, 2008, although the performance targets determine the amount available for the payment of bonuses, the Compensation Committee determines the amount of the bonus for each named executive officer using its independent judgment. In making those determinations, the Committee is not constrained by any particular performance targets for the Company or for any particular named executive officer.  In determining how much bonus to pay, the Compensation Committee considers a market compensation analysis of our peer universe to develop a total compensation package appropriate relative to the marketplace for our named executive officers, in order to retain such officers.  (As we described in more detail in our Response Letter, this peer universe is reflective of our unique positioning in the asset management industry, with attributes in some respects similar to various publicly traded asset management industry peers, and similar in other respects to private equity, alternative investment and investment banking firms, given our focus on acquisitions as a principal component of our strategy.)   In addition, although the Compensation Committee does not have specific targets that it applies to such evaluation, the Committee also considers the performance of the Company and the various factors that may have affected such performance in that year (including market conditions, the possible timing of transactions and new financing arrangements, and the relative levels of management and performance

fees), as well as the performance relative to the peer universe.   Finally, the Compensation Committee also considers final compensation determinations in the context of its objective to maximize financial performance so that the Company’s shareholders realize appropriate growth returns, and will adjust such determinations accordingly.

In view of these considerations and as a consequence of the process applied, the Compensation Committee does not grant compensation in excess of that it deems appropriate given the marketplace for our executive officers and relevant Company performance factors, irrespective of the actual results associated with growth targets; as one illustration of this principle, in 2006 our total performance-based compensation was $16.9 million, which was $6.6 million less than the pool of potential compensation corresponding to Cash Earnings growth targets established at the beginning of the year.

3.                                       We note your response to comment number 5.  Your response does not appear to address the last portion of the comment.  Please confirm you will disclose in future filings where actual payments fall within targeted parameters, and to the extent actual compensation was outside a targeted percentile range, please confirm you will disclose the reason why.

RESPONSE:                                We confirm that we will include such disclosure in our future filings.

***

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission.  The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you again for your courtesy and consideration in this comment process.  Please call the undersigned at 617-747-3311 if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,

/s/ John Kingston, III
John Kingston, III
Executive Vice President and General Counsel